SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 12)*

Terra Nitrogen Company, L.P.

(Name of Issuer)

Common Units of Limited Partnership Interests

(Title of Class of Securities)

881005 20 1

(CUSIP Number)

Douglas C. Barnard

Vice President and Secretary

Terra Industries Inc.

Terra Centre

600 Fourth Street

Sioux City, Iowa 51102

Telephone: (712) 277-1340

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

April 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 881005 20 1

1	Names of Reporting Persons TERRA LP HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,732,621*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,732,621*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,732,621*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.6%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* See Item 5

CUSIP No. 881005 20 1

1

Names of Reporting Persons
TERRA NITROGEN CORPORATION (due to direct ownership of 6,439,793 Common Units and indirect ownership of 4,732,621 Common Units through its wholly-owned subsidiary, Terra LP Holdings LLC)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,172,414*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,172,414*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,172,414*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.4%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1

1

Names of Reporting Persons
TERRA CAPITAL, INC. (due to direct ownership of 2,716,600 Common Units and indirect ownership of 11,172,414 Common Units through its wholly-owned subsidiary, Terra Nitrogen Corporation)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1

1	Names of Reporting Persons TERRA CAPITAL HOLDINGS, INC. (Solely due to indirect ownership through its wholly-owned subsidiary, Terra Capital, Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1

1	Names of Reporting Persons TERRA INDUSTRIES INC. (Solely due to indirect ownership through its wholly-owned subsidiary, Terra Capital Holdings, Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1

1	Names of Reporting Persons TERRA NITROGEN GP INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 881005 20 1

This Amendment No. 12 amends the Schedule 13D originally filed with the Securities and Exchange Commission on March 31, 1997 (the “Original Statement”), as amended by Amendments No. 1 through 11 (the Original Statement and such amendments, together with this Amendment No. 12, the “Statement”) relating to common units of limited partnership interests (the “Common Units”) of Terra Nitrogen Company, L.P., a Delaware limited partnership (“TNCLP”).

Except as set forth in this Amendment No. 12, all information set forth in the Statement remains unchanged and capitalized terms used but not defined in this Amendment No. 12 shall have the meanings ascribed to such terms in the Original Statement.

Item 4.                                                         Purpose of Transaction.

On April 15, 2010, pursuant to an Agreement and Plan of Merger, dated as of March 12, 2010, among CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), Composite Merger Corporation, a Maryland corporation and an indirect, wholly-owned subsidiary of CF Holdings, and Terra, CF Holdings completed the acquisition of all of the outstanding common stock of Terra and Terra became a direct, wholly-owned subsidiary of CF Industries, Inc., a Delaware corporation and wholly-owned subsidiary of CF Holdings (“CF Industries”), and an indirect, wholly-owned subsidiary of CF Holdings.

By virtue of ownership of all the outstanding common stock of Terra, CF Holdings and CF Industries may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by LP Holdings, TNC and Terra Capital.  On April 15, 2010, CF Holdings filed a Schedule 13D relating to such beneficial ownership of the Common Units by CF Holdings, CF Industries and the Reporting Persons.

CUSIP No. 881005 20 1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 15, 2010

TERRA INDUSTRIES INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Secretary

TERRA CAPITAL HOLDINGS, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Corporate Secretary

TERRA CAPITAL, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Corporate Secretary

TERRA NITROGEN CORPORATION

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel and Corporate Secretary

TERRA LP HOLDINGS LLC

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Corporate Secretary

TERRA NITROGEN GP INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel, and Corporate Secretary